Exhibit 99.1


Bonso Electronics Announces Annual General Meeting

HONG KONG, March 16, 2010 /Globe Newswire/ -- Bonso Electronics International, Inc, (Nasdaq: BNSO) a designer and manufacturer of sensor based and communications products, announced today that the Annual General Meeting of Shareholders for the fiscal year ended March 31, 2009, will be held at 11:00 a.m., local time, on March 30, 2010, at the offices of the Corporation's China Subsidiary, at 59 Da Yang Road, Da Yang Synthetical Develop District, Fu Yong, Shenzhen.

Only Shareholders of record at the close of business on February 16, 2010, shall be entitled to notice of and to vote at the Meeting. All Shareholders are cordially invited to attend the Meeting in person.

Anthony So, Bonso's Chairman stated, "We have elected to furnish proxy materials to our shareholders on the Internet. We believe this approach will allow us to provide our shareholders with the appropriate information while lowering our costs. Accordingly, we have sent a Notice of Internet Availability of Proxy Materials (the "Internet Notice") to our shareholders of record and beneficial owners. All shareholders will have the ability to access the proxy materials on a website referred to in the Internet Notice. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found on the Internet Notice."

The Corporation's annual report on Form 20-F for the year ended March 31, 2009, including its complete audited financial statements, as filed with the United States Securities and Exchange Commission (the "SEC") is available without charge upon written request from the Corporation at Unit 1915-1916, 19/F, Delta House, 3 On Yiu Street, Shek Mun, Shatin, Hong Kong. The Corporation's annual report on Form 20-F and other documents filed or submitted to the SEC are also available from the SEC's website at www.sec.gov.

About Bonso Electronics

Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of telecommunications products, electronic scales, weighing instruments and health care products. Bonso products are manufactured in the People's Republic of China for customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the company's web site at http://www.bonso.com.

This news release includes forward looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Forward looking statements may be identified by such words or phrases as "should," "intends," "is subject to," "expects," "will," "continue," "anticipate," "estimated," "projected," "may," " I or we believe," "future prospects," or similar expressions. We undertake no obligation to update "forward-looking" statements.

For more information please contact:

Albert So
Chief Financial Officer and Secretary
Tel: 852 2605 5822
Fax: 852 2691 1724

SOURCE Bonso Electronics